Sun Jin Moon
                                                      Vice President and Counsel
                                                                    212.314.2120
                                                               Fax: 212.314.3953

                                 August 14, 2008


Sonny Oh, Esq.
Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, NE
Mail Stop 4644
Washington, DC  20549

      RE:    AXA Equitable Life Insurance Company
             Separate Account FP
             Survivorship Incentive Life Legacy Post-Effective Amendment No. 9 File No. 333-103202 (the "Amendment")

Dear Mr. Oh:

         On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to the staff's comments on the above-referenced Amendment. We set forth below each of those specific comments and then provide our response. The page numbers refer to the courtesy copy that we provided to the staff.

GENERAL

COMMENT 1.

         Please explain to the staff whether the amendment represents an "enhanced" version of the policy or amends the current disclosure. Please note that if the former, appropriate representations as to the use of multiple prospectuses within a single registrations statement should be provided. If the latter, additional disclosure should be added to make it clear when current and amended disclosure apply, e.g., retroactively or prospectively.

RESPONSE 1.

         The prospectus included in the Amendment covers an enhanced version of the Company's Survivorship Incentive Life `02 variable life policy. As approvals are obtained and the enhanced version is implemented in states, the existing version will no longer be sold. In addition, due to the 2001 CSO table implementation requirements, the existing version cannot be sold after December 31, 2008. The existing prospectus for the original version of the contract will remain in place after the Amendment becomes effective. In addition, the current version of

Sonny Oh, Esq.
August 14, 2008
Page 2


the prospectus will be used for in-force Survivorship Incentive Life `02 contract owners. Under these circumstances, we believe maintaining in the registration statement two versions of the prospectus, one for the enhanced version and one for the current version is consistent with the November 1995 industry comment letter. The modifications in the new prospectus do not reflect modifications to the existing Survivorship Incentive Life '02 policy, and therefore we do not believe any changes to the existing prospectus are appropriate.


COMMENT 2.

         Please disclose to the staff whether there are any types of guarantees (e.g., as to any of the company's guarantees under the contract or will the company will be primarily responsible for paying out on any guarantees associated with the contract) or support agreements (e.g., pertaining to capitalization of the company) with third parties.

RESPONSE 2.

         There are no guarantees or support agreements with third parties to support any of the Company's guarantees relating to the policies in particular but there is general mortality reinsurance with respect to the Company's business generally. The company remains primarily responsible for paying out on any guarantees associated with the contract, regardless of such reinsurance.


PROSPECTUS

COMMENT 5C.

         Under Investment Options on page 3 and/or "Your right to cancel within a certain number of days" on page 36, please clarify what amount is returned if the right to return is exercised in states that require a return of premium and those states that do not require a return of premium, including whether premiums are held in the EQ/Money Market investment option during the free look period.

RESPONSE 5C.

         In our view, the two sections specifically state the procedures for allocations to the EQ/Money Market investment option and payments to contract owners that exercise their free-look privilege. In response to your comment, we will add a cross-reference, as we describe below.

         The "Investment options" section on page 3 describes the automatic EQ/Money Market investment option allocation for certain states, which applies to all contracts in those states, whether or not the free-look is exercised. In particular, the section states that if the state requires

Sonny Oh, Esq.
August 14, 2008
Page 3

return of premium, we will initially put all amounts allocated to the variable investment options into the EQ/Money Market investment option. The prospectus specifically states the date on which the amounts will be transferred from the EQ/Money Market investment option to the selected investment options - the first business day following the 20 days after the policy is issued. The "Your right to cancel" section on page 37 provides specific information relating to payment on cancellation. We note that in most states we will refund the premiums that were paid, less any outstanding loan and accrued loan interest. That statement reflects the return amount, and later in the section we note that contract owners have surrender rights as well, which may yield results different than policy cancellation. We also note that in other states we will refund the policy account value calculated as of the date the policy was returned, plus any charges that were deducted from premiums that were paid and from the policy account value, less any outstanding loan and accrued loan interest. That policy account value will, of course, depend on the investment options selected from investment start date to cancellation date.

          In light of the staff's comment, we will add the following disclosure to the end of the second paragraph of the "Investment option within your policy" section:", and there is no automatic initial allocation to the EQ/Money Market investment option. "

COMMENT 6.  RISK BENEFIT SUMMARY : CHARGES AND EXPENSES YOU WILL PAY (PAGE 7)

6A.      TRANSACTION FEES

COMMENT 6A(I).

         Please revise the narrative preceding the transaction fees table as required by General Instruction 1(b) to Item 3.

         Moreover, for any charges in the fee table that depend on a policy owner's characteristics, a footnote to the table, not the narrative preceding the table, should disclose (i) that the cost of insurance or other charge varies based on individual characteristics; (ii) that the cost of insurance charge or other charge shown in the table may not be representative of the charge that a particular policy owner will pay; and (iii) how the policy owner may obtain more information about the particular charge that would apply to him or her. See General Instruction 3(b) to Item 3.

RESPONSE 6A(I).

         We have revised the narrative preceding the transaction fees table and the footnote disclosure.

COMMENT 6A(II).

Sonny Oh, Esq.
August 14, 2008
Page 4

         Charges for adding and exercising the option of a "living benefits" rider are charges associated with the election of a rider and should therefore be provided in the Optional rider charges table beginning on page 8. Revisions to section "More information about certain policy charges" on page 37 should be applied accordingly.

RESPONSE 6A(II).

         We have revised the fee table to more clearly distinguish optional rider charges and have added the "living benefits" rider charges to the table.

6B.      PERIODIC CHARGES

         Please disclose the change in premium charges associated with the total charge for the Extended No Lapse Guarantee.

RESPONSE 6B.

         We have revised the fee table and disclosed the change in premium charges associated with the total charge for the Extended No Lapse Guarantee.


COMMENT 9.

         Please confirm that the illustrations provided in Appendix I comply with all disclosure requirements of Item 25.

RESPONSE 9.

         We confirm that the illustrations comply with all disclosure requirements of Item 25.

Sonny Oh, Esq.
August 14, 2008
Page 5

COMMENT 10.

         A Part C to the registration statement was not filed. Please confirm that a Part C will be filed in the subsequent post-effective amendment and will include all pertinent exhibits including exhibits for the new Extended No Lapse Guarantee rider as well as a legal, actuarial, relevant samples of calculations, and fee representations as required, respectively, by Items 26(k), (l), (m), and
Item 33.

RESPONSE 10.

         We confirm that a Part C will be filed and that all pertinent exhibits will be included including any rider exhibits that need to be filed.

                                    * * * * *

         The amendment filing will be accompanied by the requested Tandy representations.

         Please contact me if you have any questions on the Company's responses to the staff's comments. We appreciate your assistance with this Amendment.

                                             Sincerely,



                                             Sun Jin Moon



cc: Christopher Palmer, Esq.

2.  Risk/benefit summary: Charges and expenses you will pay



-------------------------------------------------------------------------------
TABLES OF POLICY CHARGES

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the policy.


This first table shows the charges that we deduct under the terms of your policy when you buy and each time you contribute to your policy, surrender the policy, reduce the face amount or transfer policy account value among investment options. All charges are shown on a guaranteed maximum basis. The current charges may be lower than the guaranteed maximum for certain charges.

For more information about some of these charges, see "Deducting policy charges" under "More information about certain policy charges" later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the following policy charges, based on various assumptions (except for the loan interest spread, where we use current rates in all cases).




------------------------------------------------------------------------------------------------------------------------------------
                                                        Transaction Fees
------------------------------------------------------------------------------------------------------------------------------------
Charge(1)                     When charge is deducted
------------------------------------------------------------------------------------------------------------------------------------
Premium charge                From each premium
------------------------------------------------------------------------------------------------------------------------------------
Surrender (turning in) of     Upon surrender
your policy during its first
15 years
------------------------------------------------------------------------------------------------------------------------------------
Request a decrease in your    Effective date of the decrease
policy's face amount
------------------------------------------------------------------------------------------------------------------------------------
Transfers among               Upon transfer
investment options
------------------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------------
                                                      Transaction Fees
------------------------------------------------------------------------------------------------------------------------------------
Charge(1)                     Maximum amount that may be deducted
------------------------------------------------------------------------------------------------------------------------------------
Premium charge                10% of each premium payment.(2)
------------------------------------------------------------------------------------------------------------------------------------
Surrender (turning in) of     Initial surrender charge per $1,000 of initial base policy face amount:
your policy during its first
15 years
                              Highest: $10.32
                              Lowest: $1.79
                              Representative: $6.89(3)
------------------------------------------------------------------------------------------------------------------------------------
Request a decrease in your    A pro rata portion of the charge that would apply to a full surrender at the
policy's face amount          time of the decrease.
------------------------------------------------------------------------------------------------------------------------------------
Transfers among               $25 per transfer.(4)
investment options
------------------------------------------------------------------------------------------------------------------------------------


This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.



------------------------------------------------------------------------------------------------------------------------------------
                        Periodic charges other than underlying trust portfo io operating expenses
------------------------------------------------------------------------------------------------------------------------------------
Charge(1)                  When charge is deducted    Maximum amount that may be deducted
------------------------------------------------------------------------------------------------------------------------------------
Administrative charge(5)   Monthly                    (1) Policy Year  Amount Deducted
                                                               1             $20
                                                               2+            $10
                                                                                        --plus--
                                                      (2) Charge per $1,000 of base policy face amount during your policy's first ten years:
                                                      Highest: $0.26
                                                      Lowest: $0.06
                                                      Representative: $0.09(6)
------------------------------------------------------------------------------------------------------------------------------------
Cost of insurance          Monthly                    Charge per $1,000 of the amount for which we are at risk:(8)
charge(5)(7)
                                                      Highest: $83.33
                                                      Lowest: $0.00009
                                                      Representative:$0.002(9)
------------------------------------------------------------------------------------------------------------------------------------
Mortality and expense      Monthly                    0.55% (annual rate) of your value in our variable investment options.
risk charge
------------------------------------------------------------------------------------------------------------------------------------


6 Risk/benefit summary: Charges and expenses you will pay

------------------------------------------------------------------------------------------------------------------------------------
                           Periodic charges other than underlying trust portfolio operating expenses
------------------------------------------------------------------------------------------------------------------------------------
 Charge(1)
                              When charge is deducted
------------------------------------------------------------------------------------------------------------------------------------
Loan interest spread(10)     On each policy anniversary
                             (or on loan termination if
                             earlier)
------------------------------------------------------------------------------------------------------------------------------------
 Optional rider charges(1)    When charge is deducted
------------------------------------------------------------------------------------------------------------------------------------
Estate Protector(7)          Monthly (while the rider is in
                             effect)
------------------------------------------------------------------------------------------------------------------------------------
Extended no lapse            Monthly (while the rider is in
guarantee(2)(11)             effect)
 For rider coverage to the
 younger insured's age 100
------------------------------------------------------------------------------------------------------------------------------------
Adding a living benefits     At the time of the transaction
rider
------------------------------------------------------------------------------------------------------------------------------------
Exercise of option to        At the time of the transaction
receive a "living benefit"
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                           Periodic charges other than underlying trust portfolio operating expenses
------------------------------------------------------------------------------------------------------------------------------------
 Charge(1)                   Maximum amount that may be deducted
------------------------------------------------------------------------------------------------------------------------------------
Loan interest spread(10)     1% of loan amount.
------------------------------------------------------------------------------------------------------------------------------------
 Optional rider charges(1)    Maximum amount that may be deducted
------------------------------------------------------------------------------------------------------------------------------------
Estate Protector(7)          Charge per $1,000 of rider death benefit:
                             Highest: $83.33
                             Lowest: $0.02
                             Representative: $0.02(9)
------------------------------------------------------------------------------------------------------------------------------------
Extended no lapse            (1) Charge per $1,000 of the current base policy face amount:
guarantee(2)(11)
 For rider coverage to the   Highest: $0.17
 younger insured's age 100   Lowest:  $0.02
                             Representative: $0.04(12)
                                                              --plus--
                             (2) Percentage of Separate Account Fund Value charge: 0.70% (annual rate)
                             of your value in our variable investment options.
------------------------------------------------------------------------------------------------------------------------------------
Adding a living benefits     $100 (if elected after policy issue)
rider
------------------------------------------------------------------------------------------------------------------------------------
Exercise of option to        $250
receive a "living benefit"
------------------------------------------------------------------------------------------------------------------------------------



(1) Since the charges may vary based on individual characteristics of the insureds, these charges may not be representative of the charge that you will pay. In particular, the initial amount of surrender charge depends on each policy's specific characteristics. Your financial professional can provide you with more information about these charges as they relate to each insured's particular characteristics. See "Deducting policy charges" under "More information about certain policy charges."

(2) Currently, we deduct 8% of each premium payment up to ten "target premiums" and then 5% of each premium payment after an amount equal to ten "tar get premiums" has been paid. However, if you have selected the Extended No Lapse Guarantee and it is in effect, the premium charge is 10% of each premium payment up to ten "target premiums" and then 6% of each premium payment after an amount equal to ten "target premiums" has been paid. The "target premium" is actuarially determined for each policy, based on that policy's characteristics.

(3) This representative amount is the rate we guarantee for representative insureds who are a male, non-tobacco user, age 55 at issue and a female non-tobacco user age 50 at issue with an initial base policy face amount of $4,000,000.

(4) No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our automatic transfer service or asset rebalancing service as discussed later in this prospectus.

(5) Not applicable after the policy anniversary nearest to the younger insured's 100th birthday.

(6) This representative amount is the rate we guarantee for representative insureds who are an older insured age 55 at issue and a younger insured age 50 at issue with an initial base policy face amount of $4,000,000.

(7) Insured persons who present particular health, occupational or avocational risks may be charged other additional charges as specified in their policies.

(8) Our amount "at risk" is the difference between the amount of death benefit and the policy account value as of the deduction date.

(9) This representative amount is the rate we guarantee in the first policy year for representative insureds who are a male age 55 at issue in the preferred non- tobacco user risk class and a female age 50 at issue in the preferred non-tobacco user risk class.

(10) We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit.

(11) Not applicable after the extended no lapse guarantee period expires, and in no case beyond the policy anniversary nearest to the younger insured's 100th birthday.

(12) This representative amount is the rate we guarantee for representative insureds who are a male age 55 at issue in the preferred non-tobacco user risk class and a female age 50 at issue in the preferred non-tobacco user risk class.






                       Risk/benefit summary: Charges and expenses you will pay 7